Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 21, 2021	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Record First Quarter Results
Sales Growth in All Segments and Regions

MINNEAPOLIS (April 21, 2021) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 26, 2021.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 26, 2021	Mar 27, 2020	% Change
Net Sales	$454.1	$373.6	22%
Operating Earnings	128.3	89.8	43%
Net Earnings	105.7	72.8	45%
Diluted Net Earnings per Common Share	$0.61	$0.42	45%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$101.6	$65.0	56%
Diluted Net Earnings per Common Share, adjusted	$0.58	$0.38	53%
(1) Excludes impacts of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales increased by 22 percent, with double-digit percentage growth in all regions and in the Industrial and Contractor segments. Favorable currency translation contributed 4 percentage points of sales growth.
•Gross profit margin rate was more than 1 percentage point higher than the first quarter last year. Changes in currency translation rates accounted for over half of the increase.
•Operating expense leverage for the quarter remained strong. Total operating expenses increased 9 percent primarily due to increases in sales and earnings-based expenses.
•The effective income tax rate for the quarter increased 5 percentage points primarily due to a decrease in excess tax benefits related to stock option exercises.

"I am pleased with Graco's performance in the first quarter, where we achieved organic, constant currency growth in every region and reportable segment," said Patrick J. McHale, Graco's President and CEO. "We are continuing to see strong performance from our Contractor segment and improving demand in both our Industrial and Process groups. Our manufacturing and purchasing teams performed well to meet the increase in demand in spite of external supply chain challenges."

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Consolidated Results

Net sales for the quarter increased 22 percent from the comparable period last year (18 percent at consistent translation rates). Sales increased 18 percent in the Americas, 25 percent in EMEA (17 percent at consistent translation rates) and 30 percent in Asia Pacific (22 percent at consistent translation rates). Changes in currency translation rates increased worldwide sales by $11 million for the quarter (4 percentage points).

Gross profit margin rate for the quarter increased by 1 percentage point from the comparable period last year. Favorable changes in currency translation rates, realized pricing and higher production volume were partially offset by the unfavorable effects of material costs and product and channel mix.

Total operating expenses for the quarter increased $10 million (9 percentage points) mostly due to increases in sales and earnings-based expenses and product development spending.

Other non-operating expenses decreased $5 million for the quarter mostly due to favorable market valuation changes on investments held to fund certain retirement benefits liabilities.

The effective income tax rate for the first quarter was 16 percent, up 5 percentage points from the comparable period last year, primarily due to a decrease in excess tax benefits related to stock option exercises.

Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Industrial	Process	Contractor
Net Sales (in millions)	$184.7	$91.4	$178.0
Percentage change from last year
Sales	16%	6%	38%
Operating earnings	30%	20%	68%
Operating earnings as a percentage of sales
2021	35%	24%	27%
2020	32%	21%	22%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions and Divestitures	Currency	Total
Americas	8%	0%	0%	8%
EMEA	14%	0%	9%	23%
Asia Pacific	19%	0%	7%	26%
Consolidated	12%	0%	4%	16%

Increased activity in worldwide manufacturing facilities contributed to Industrial segment sales growth in the first quarter. Changes in currency translation rates, realized pricing, higher production volume and expense leverage drove the first quarter operating margin rate 3 percentage points higher than last year.

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Components of net sales change by geographic region for the Process segment were as follows:

	Three Months
	Volume and Price	Acquisitions and Divestitures	Currency	Total
Americas	2%	1%	0%	3%
EMEA	(3)%	(7)%	4%	(6)%
Asia Pacific	38%	(15)%	7%	30%
Consolidated	7%	(3)%	2%	6%

The Process segment had organic sales growth in most applications for the quarter. Favorable changes in currency translation rates and the impact of divested operations combined to increase the first quarter operating margin rate.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions and Divestitures	Currency	Total
Americas	34%	0%	0%	34%
EMEA	38%	0%	12%	50%
Asia Pacific	36%	0%	10%	46%
Consolidated	35%	0%	3%	38%

Contractor segment sales increased by double-digit percentages in all regions. Operating margin rates for this segment increased 5 percentage points driven by higher sales and favorable expense leverage, partially offset by unfavorable product and channel mix.

Outlook

"Improvement in our end markets and our incoming order rates bode well for continued success in the second quarter, ” said McHale. "However, we are cautious on the longer term outlook as uncertainty remains in the overall demand environment. We will continue to execute on our core growth strategies."

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Financial Results Adjusted for Comparability

Excluding the impact of excess tax benefits related to stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Mar 26, 2021	Mar 27, 2020

Earnings before income taxes	$125.7	$82.1

Income taxes, as reported	$20.0	$9.3
Excess tax benefit from option exercises	4.1	7.8
Income taxes, adjusted	$24.1	$17.1

Effective income tax rate
As reported	15.9%	11.3%
Adjusted	19.2%	20.8%

Net Earnings, as reported	$105.7	$72.8
Excess tax benefit from option exercises	(4.1)	(7.8)
Net Earnings, adjusted	$101.6	$65.0

Weighted Average Diluted Shares	173.8	172.6
Diluted Earnings per Share
As reported	$0.61	$0.42
Adjusted	$0.58	$0.38

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or

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infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment, variations in activity in the construction, automotive, mining and oil and natural gas industries, and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2020 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 22, 2021, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, April 22, 2021, by dialing 855-859-2056, Conference ID # 6165727, if calling within the U.S. or Canada. The dial-in number for international participants is 404-537-3406, with the same Conference ID #. The replay by telephone will be available through 2 p.m. ET on Thursday, April 29, 2021.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 26, 2021	Mar 27, 2020
Net Sales	$454,129	$373,567
Cost of products sold	206,795	174,936
Gross Profit	247,334	198,631
Product development	19,571	17,081
Selling, marketing and distribution	62,228	57,388
General and administrative	37,249	34,350
Operating Earnings	128,286	89,812
Interest expense	2,428	2,486
Other expense, net	121	5,223
Earnings Before Income Taxes	125,737	82,103
Income taxes	20,050	9,285
Net Earnings	$105,687	$72,818
Net Earnings per Common Share
Basic	$0.63	$0.43
Diluted	$0.61	$0.42
Weighted Average Number of Shares
Basic	168,948	167,977
Diluted	173,848	172,642

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 26, 2021	Mar 27, 2020
Net Sales
Industrial	$184,732	$158,684
Process	91,373	86,078
Contractor	178,024	128,805
Total	$454,129	$373,567
Operating Earnings
Industrial	$65,243	$50,233
Process	21,733	18,111
Contractor	48,166	28,630
Unallocated corporate (expense)	(6,856)	(7,162)
Total	$128,286	$89,812